Mail Stop 3-9
									November 26, 2004

Mr. Harry Masuda
President and Chief Executive Officer
Human Biosystems
1127 Harker Avenue
Palo Alto, California 94301

RE:	Human Biosystems
	Form 10-QSB for the quarter ended September 30, 2004
	File Number 0-28413

Dear Mr. Masuda:

We have limited our review of your Form 10-QSB to consideration of your stock purchase agreement with Langley Park Investments PLC and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your most recent Form 10-QSB on file indicates that at September 30, 2004, you had outstanding 38,999,200 shares of common stock outstanding. Based on the disclosure you provide in this Form 10-QSB we note that you issued 7 million shares of your common stock to Langley Park Investments PLC, which appears to represent approximately 17.9% of your total shares outstanding. Please tell us if you or Langley intend to file a Schedule 13D or Schedule 13G and when such filing will take place. We may have additional comments.
2. We note that your registration statement on Form SB-2 (File No. 333-117533) recently went effective. To the extent offerings of your capital stock that are registered in that Form SB-2 are still taking place, please note that you should file a prospectus supplement updating information regarding your issuance of common stock to Langley. In the alternative, please explain to us why no further updates to your registration statement are necessary.
3. Please tell us why you did not file a Form 8-K under Item 3.02 - Unregistered Sales of Equity Securities when you entered into the agreement with Langley. In that regard it appears that you may not be eligible to file under Form S-3 of the Securities Act of 1933 for a secondary offering until at least July of 2005. Please advise.

Form 10-QSB for the quarter ended September 30, 2004

General
4. For the benefit of your readers and ease of reference, please insert page numbers in your document for the next amended filing and in future filings.

Part I-Financial Information, page 1
Item 2. Management`s Discussion and Analysis or Plan of Operation, page 9
Liquidity and Capital Resources, page 11
5. Briefly discuss the business & assets of Langley. Indicate when it incorporated and how long it has been engaged in its current business.
6. Please revise to disclose the percentage the shares you issued to Langley represent of your total shares outstanding. Similarly, please specify what percentage of the total outstanding shares your 512,665 Langley shares represent.
7. Please revise your disclosure to provide the conversion rate of the British pound Sterling to the US dollar as of the close of business on July 26, 2004.
8. Provide the basis for the valuation of the Langley shares at 1 British pound per share. We note that at the time of the agreement there was no trading market for the Langley shares.
9. Please describe what type of Langley shares you received. For example, are they common stock or preferred stock. In addition, please briefly describe the material terms of the Langley stock.
10. We note your disclosure in this section that you anticipate using the funds from the Langley sale to continue growth in your operations. Please describe the specific use of proceeds you intend to employ with the sale of the Langley shares. In addition, please briefly describe the alternative financing methods you considered prior to entering into the arrangement with Langley and the specific reasons describing why you ultimately selected the stock purchase agreement with Langley.
11. Please describe any lock-up provisions or other restrictions affecting Langley`s ability to sell or otherwise transfer its 7 million shares of your common stock. In addition, please disclose any obligations to register the resale of such shares of common stock. To the extent you have no such obligations, please so state.
12. We note your disclosure that due to the low trading price of the Langley stock on the London Stock Exchange, you have not sold any of your Langley shares. Please disclose the per share market price of the Langley stock as of a recent date.

Risk Factors, page 11
13. It appears that the shares you issued to Langley represent approximately 18% of your current shares outstanding. In that regard, please consider adding a separate risk factor describing the dilutive risk and consequences such issuance represents. In the alternative, please explain to us why such a description of the risk is not necessary.

Part II - Other Information, page 16
Item 2.  Changes in Securities, page 16
14. We note your disclosure in the Management`s Discussion and Analysis section where you state that the 7 million shares of your restricted common stock issued to Langley took place in August 2004. To that end, it appears you should provide the information required by
Item 701 of Regulation S-B in this section with respect to your issuance of securities to Langley. Please revise your disclosure accordingly.

Item 6.  Exhibits, page 17
15. We note your have not filed the stock purchase agreement with Langley in this Form 10-QSB. Further, it does not appear you have previously filed this agreement. Please file your stock purchase agreement with Langley in an amended filing.

*	*	*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Song Brandon at (202) 942-2831 or me at (202) 942-1840 with any questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director




Harry Masuda
Human Biosystems Inc.
November 26, 2004
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